October 19, 2010

By Facsimile to (1-866) 272-8505

C. Richard Ropka, Esq.
Law Office of C. Richard Ropka, L.L.C.
215 Fries Mill Road
Turnersville, New Jersey 08012


Re: Oracle Family of Funds ("Trust")
File Nos. 333-163423, 811- 22359


Dear Mr. Ropka:

We have reviewed the Trust's registration statement on Form N-1A filed July 15, 2010, relating to a single series, Oracle Mutual Fund ("Fund").   Our comments are set forth below.

Preliminary Concerns

In a telephone conversation on Sept. 21st we discussed two important matters of precedent raised by our review. First, there does not appear to be any difference between two classes of Fund shares, Classes I (Institutional) and NL (No Load), except for a difference of 15 basis points in their total expenses after fee waivers or reimbursements. Secondly, we could not find any precedent for the Fund's unusually open-ended principal investment strategies.

You cited a June 28, 2010 filing by Snow Capital Opportunity Fund, a series of Trust for Professional Managers (File Nos. 333-62298, 811-10401), as an example of a similar situation. As we briefly discussed over the telephone last week, however, Snow Capital Opportunity Fund does not have two substantially identical share classes like the Fund's Classes I and NL. Furthermore, although the wording and content of the Fund's principal investment strategies closely resemble those of Snow Capital Opportunity Fund – their respective prospectuses use exactly the same language to describe junk bond investments, for example - the Fund's strategies differ substantially from those of Snow Capital Opportunity Fund. The Fund's adviser has considerably more discretion in allocating portfolio investments and, as a result, it becomes much more difficult for the reader to understand what investments the Fund intends to make. As an example, we note that Snow Capital Opportunity Fund's investments in junk bonds will not exceed

15% of its net assets, whereas the Fund may invest up to 100% of net assets in junk bonds.

Comments on Classes I and NL   Please provide additional information in the prospectus (under the heading "Shareholder Information – Choosing a Share Class," and elsewhere, as appropriate) to describe and distinguish the main features of Class I and Class NL shares so investors will be able to make a fully informed decision when selecting a suitable class of shares. See Item 12(c) of Form N-1A. Please also submit a letter in the form of EDGAR correspondence that discusses the applicability of Rule 18f-3 under the 1940 Act to such a multi-class structure, along with cites to other open-end funds deemed relevant precedent. Alternatively, if you prefer, Class NL shares may be omitted from the next amendment to the registration statement.

Comment on Principal Investment Strategies   See Comment 11, below.

Prospectus

Summary Section

Fees and Expenses of the Fund

1. Please add the expense data omitted from the fee table and example in an amended registration.

2.   The parenthetical after the line item captioned "Maximum Deferred Sales Charge" needs to be reworded to correct an apparent typographical error. We also note that the revised parenthetical should comply with applicable requirements of Item 3, Instr. 2(a)(i).

3.   Please delete the line item in the fee table captioned "Maximum Level Sales Charge (Load)." Although it is not entirely clear, it would seem from the subsequent description of Class A shares in the prospectus, in footnote 5 to the table under the heading "Shareholder Information – Sales Charge on Class A Shares," that this "level sales charge"should be redesignated as a deferred sales charge and, as such, included in the fee table for Class A.   In addition, please revise the description of Class A shares in this section to correctly designate the level sales charge as a deferred sales charge. Finally, please reconcile the statement in footnote 5 to the table that the level sales charge applies to investments of $500, 000 redeemed within 12 months of purchase with (1) the location of footnote 5 in the table in the line relating to investments of $1 million or more (not $500,000) and (2) the statement under the heading "Sales Charge Reductions and Waivers – Level Sales Charge and CDSC Waivers" that the level sales charge (to be replaced with an appropriate reference to a deferred charge) applies to purchases of $1 million.

4.   The fee table states that a redemption fee of .50% will be imposed on the shares of any class that are redeemed within 30 days of purchase. Please reconcile this statement

with the subsequent statement in the prospectus, under "Short Term Trading and Redemption Fees," that the Fund will charge a redemption fee of 1% (not .50%) on the redemption of shares held for 180 days (not 30 days) or less.

5.   Please delete footnote 1 to the fee table because the table shows 12b-1 fees may be paid by Classes A and C of the Fund.

6.   Because the Fund is new and has no operating history, the reference to "Financial Highlights" in footnote 2 should be deleted.

7.   Please define the terms "Advisor," "Management Services Agreement" and "Management" referred to in footnote 4.   In this connection, we are uncertain of the implications of the statement that "Management" may terminate the "Management Services Agreement" on 60 days written notice.   This statement in footnote 4 seems to imply that the Fund's expense reimbursement and fee waiver arrangements may be terminated within a year after the effective date of the registration statement at the sole discretion of a party other than the Fund's Board of Trustees. If so, the line item "Fee Waiver/Expense Reimbursement" would be inconsistent with the requirements of Instruction 3(e) of Item 3, and the last two lines of the table should be deleted. If not, footnote 3 needs to be revised to make fully clear that the expense reimbursement or waiver arrangements will reduce the Fund's operating expenses for at least one year after its registration statement becomes effective and may only be terminated by the Fund's Trustees.

8.   Please cite relevant authority to justify the procedure mentioned in footnote 4 whereby recovery of waivers or reimbursements might be made within three fiscal years after the fiscal year in which the particular expense was incurred, rather than within three years after the date the expense was incurred.

Principal Investment Strategies

At the beginning of this section, the prospectus states that "[t]o achieve its investment objective, the Fund will invest primarily in equity securities, including both common and preferred stocks, and shares of other investment companies and ETFs." We have several comments regarding this statement and the subsequent discussion of the Fund's principal investment strategies.

9.   Please include some additional information in this section to briefly describe the specific principal strategies the Adviser expects to use to achieve the Fund's investment objective of protecting "investment principal."

10.   Please revise this section to make it fully clear that the Fund will only invest in other investment companies and ETFs that invest in equity securities, if that is the intent. If not, please revise, as appropriate, the statement in the prospectus quoted above, immediately preceding Comment 9.

11. This section needs to be substantially revised to clarify the somewhat confusing and conflicting statements that the Fund will invest "primarily" in equity securities, and also may invest up to 75% of its net assets in derivative instruments; 75% of its net assets in U.S. Government or agency securities; 100% of its net assets in foreign securities, including emerging markets; and 100% of its net assets in junk bonds.

12. The prospectus mentions the Fund's derivative investments without elaboration. Please describe these investments in more specific detail and briefly explain how they will be used to help achieve the Fund's investment objective. For further guidance, please see the Division's letter dated July 30, 2010, to the Investment Company Institute setting forth the staff's views on derivative-related disclosure.

13.   The prospectus states that the Fund will not invest in debt securities rated below D by S& P or Moody's. Is there a rating below D?

Principal Risks

14.   Please revise this section to relate more specifically to the principal risks of investing in the particular types of securities in which the Fund expects to principally invest and risks which the Fund's particular portfolio of investments is expected to be subject. For example, since convertible securities are not included as a type of security in which the Fund expects to invest principally, does the Fund consider such investments to be a principal risk?

15.   Please revise the lengthy and overly general disclosure about the risks of investing in other investment companies and ETFs to focus on the particular risks of the specific investments in these securities the Fund expects to make. For example, if the Fund does not expect to invest or invest principally in ETFs with high leverage ratios, the reference to that kind of ETF should be deleted.

16.   Please revise the information about options and futures risk to reflect the risks associated with the specific options and futures investments in which the Fund expects to invest principally or which is expected to be a risk to the Fund's portfolio.

17.   The prospectus states, immediately following the side heading "Tax Risk," that certain Fund strategies, including investments in options and futures, may be subject to special tax rules. Please identify the specific strategies presenting these risks, other than strategies involving options and futures. If none of the Fund's other strategies present these risks, please revise this tax risk disclosure accordingly.

Past Performance

18. Please include a statement that this information provides some indication of the risks of investing in the Fund. See Item (b)(2)(i).

Portfolio Managers

19. Please note Mr. Balter's role as portfolio manager since the Fund's inception in 2010.

Tax Information

20. To conform more closely with the disclosure required by Item 7, please delete the words "are taxable, and" near the beginning of this sentence.

*   *   *

Please respond to our comments in a pre-effective amendment to the registration statement. Comments relating to a specific location in the prospectus should be deemed to apply to all similar disclosure elsewhere in the registration.

Where no change will be made in the amended registration in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

We note that a considerable amount of required and other disclosure has been left blank. We may have comments on these items, or on the exhibits omitted from Part C of the registration statement, when it is provided in a pre-effective amendment. We may also, of course, have comments on disclosure made in response to this letter.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6968 if you have any questions or concerns regarding these matters you would like to discuss.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel